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                                                              EXHIBIT 5.1

                            [LETTERHEAD OF]
                          LATHROP & GAGE L.C.
                             MARCH 27, 2002


AMC Entertainment Inc.
106 West 14th Street
Kansas City, Missouri 64105

     Re: AMC Entertainment Inc. 9 7/8% Exchange Senior Subordinated Notes due February 1, 2012

Ladies and Gentlemen:

     We have acted as counsel to AMC Entertainment Inc., a corporation organized under the laws of the State of Delaware (the "Company"), in connection with the registration of $175,000,000 principal amount of 9 7/8% Exchange Senior Subordinated Notes due 2012 of the Company (the "Exchange Notes"), pursuant to the Registration Statement on Form S-4, as it may be amended, the "Registration Statement") filed with the Securities and Exchange Commission by the Company under the Securities Act of 1933 (the "Act").

     As such counsel, we have examined the Registration Statement, the Indenture dated as of January 16, 2002 between HSBC Bank USA, as Trustee, and the Company, and have made such other factual and legal investigations as we considered necessary or appropriate for purposes of this opinion. We are familiar with the proceedings undertaken by the Company in connection with the authorization and issuance of the Exchange Notes.

     We have assumed due authorization, execution and delivery of the Indenture by HSBC Bank USA and the enforceability of the Indenture against USBC Bank USA. We have also assumed, to the extent we deem proper, the correctness of all statements of fact contained in all agreements, certificates and other documents examined by us; the correctness of all statements of fact made in response to our inquiries by officers and other representatives of the Company and by public officials; the legal capacity of all natural persons; the genuineness of all signatures on all agreements and other documents examined by us; the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies.

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Based upon such examinations and investigations it is our opinion that:

(i) the Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to issue the Exchange Notes; and


(ii) the Exchange Notes have been duly authorized for issuance by the Company and, when the Registration Statement has become effective under the Act and the Exchange Notes have been duly executed and authenticated in accordance with the Indenture and issued as contemplated in the Registration Statement, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and remedies and to general principles of equity, whether such enforceability is considered in a proceeding at law or in equity, and by the discretion of the courts before which any proceeding therefor may be brought.

The foregoing is subject to the following comments and qualifications:

     The Indenture and the Exchange Notes provide that they are governed by the laws of the State of New York. In giving our opinion in numbered paragraph (ii) above, we have relied as to all matters of New York law solely on the opinion, dated March 26, 2002, of Weil, Gotshal & Manges LLP, and we believe such reliance to be reasonable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references made to this firm in such Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                         Very truly yours,
                         /s/ Lathrop & Gage L.C.